October 19, 2007

VIA EDGAR

Perry Hindin, Esq.

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zebra Technologies Corporation
Definitive 14A
Filed April 24, 2007
File No. 000-19406

Dear Mr. Hindin:

Your letter of comment dated August 21, 2007 (the “Letter”) relating to the above-referenced Definitive 14A of Zebra Technologies Corporation (the “Company”) requested that the Company respond to the Letter by September 21, 2007. Pursuant to the Company’s earlier request, you extended the deadline until October 21, 2007.

As discussed with you in a telephone conversation this morning on behalf of our client, this confirms the granting to the Company of an additional extension of time until November 5, 2007, in which to respond to the comments in the Letter. The additional time is required to further refine the Company’s response after consideration by the Company’s management and Compensation Committee.

If you have any questions regarding the above responses, please contact me at (312) 902-5304.

Very truly yours,

/s/ Hans Weinburger

Hans Weinburger

cc:	Anders Gustafsson
Noel Elfant
Kathleen O’Connor